December 18, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company ("Registrant") Initial Index-Linked Annuity Registration Filing, Form N-4 (Jackson Market Link Pro 4) File No. 333-

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement").

The prospectus contained in the Initial Registration Statement describes a flexible premium deferred index-linked annuity contract ("Jackson Market Link Pro 4") that is a commissionable product that will be available both as a qualified plan and as a non-qualified contract.

Compared to Jackson's currently offered registered index-linked annuities ("RILAs"), e.g., Jackson Market Link Pro III (File No. 333-283892), Jackson Market Link Pro 4 is a flexible premium product, and has added the following new features:

•a new Guaranteed Cap crediting method which guarantees the crediting rates associated with multi-year terms will not change until the end of a specified Guarantee Period;
•a new optional add-on Rate Enhancement Option which guarantees higher upside crediting rates for a fee; and
•a new Index available for inclusion with the index-linked options.

However, the products have many major similarities including the same Crediting Methods, Protection Options, Indexes, and Term Lengths for the index-linked options, the same optional guaranteed minimum withdrawal benefits, the same fixed account options, and the same optional services available at no cost such as Performance Lock, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosures.

To assist in the review of the Initial Registration Statement, under separate cover to the Commission Staff, we are providing a marked copy to reflect the similarities and differences between the disclosure in the Jackson Market Link Pro 4 statutory prospectus and the applicable disclosure in the Jackson Market Link Pro III prospectus. We are also providing clean courtesy copies of the Jackson Market Link Pro 4 statutory prospectus, Statement of Additional Information, Initial Summary Prospectus, and Rate Sheet Prospectus Supplement contained in this filing.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

If you have any questions, please call me at (517) 367-3813.

Very truly yours,

/s/ JENNIFER GRAU

Jennifer Grau
Senior Attorney,
Insurance Legal & Product Development
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).